Exhibit 99.1

Allot Communications Reports Continued Rise in Revenues and Net
Profit for First Quarter of 2011

--Revenues reach $17.2 million; EPS hits $0.08 on a non-GAAP basis ($0.06 on a GAAP basis)--

Key highlights:

- First quarter revenues reached $17.2 million, a 38% increase over the first quarter of 2010

- First quarter non-GAAP net income of $2.2 million; non-GAAP EPS grows to $0.08 from $0.07 in the fourth quarter of 2010

- Cash, cash equivalents, marketable securities and restricted cash totaled approximately $61.0 million; generated approximately $1.0 million in cash from operations during the quarter

- Added four new Tier 1 wireless service providers during the first quarter

Boston, MA – May 3, 2011 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced that sales and profitability continued to rise during the first quarter of 2011.

Total revenues for the first quarter of 2011 reached $17.2 million, a 38% increase from the $12.5 million of revenues reported for the first quarter of 2010, and a 6% increase from the $16.2 million of revenues reported for the fourth quarter of 2010.  On a GAAP basis, net profit for the first quarter of 2011 was $1.6 million, or $0.07 per basic share and $0.06 per diluted share. This compares with a net loss of $0.4 million, or $0.02 per share (basic and diluted), in the first quarter of 2010, and net income of $1.3 million, or $0.06 per basic share and $0.05 per diluted share, in the fourth quarter of 2010.

On a non-GAAP basis, excluding the impact of share-based compensation and amortization of certain intangibles, non-GAAP net income for the first quarter of 2011 totaled $2.2 million, or $0.09 per basic share and $0.08 per diluted share, compared with non-GAAP net income of $0.2 million, or $0.01 per share (basic and diluted), for the first quarter of 2010, and non-GAAP net income of $1.8 million, or $0.08 per basic share and $0.07 per diluted share, for the fourth quarter of 2010.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Allot continues to secure its leadership position in the fast-growing mobile sector which continues to be a major driver of our continued  top and bottom line growth," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “Our industry-leading Service Gateway platform now delivers up to 160 Gbps performance, and is designed to meet the continued growth of fixed and mobile data.  In addition, customers are incorporating an increasing number of services, particularly in security and video, onto the Service Gateway in order to drive revenues over their networks as well as to optimize their networks’ performance.”

Recently, the Company achieved the following significant goals:

•	Added four new mobile operators, located in EMEA and APAC, to its growing customer list;

•	During the quarter, received orders from 16 large service providers, of which 8 represented new customers and 8 represented expansion deals;

As of March 31, 2011, cash, cash equivalents, marketable securities and restricted cash totaled approximately $61.0 million.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its first quarter 2011 earnings results today at 8:30 AM ET, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1 718 354 1152, UK: +44 (0)20 7784 1036, Israel: +972 3 721 9510, participant code 4645113.

A replay of the conference call will be available from 12:01 am ET on May 4, 2011 through June 1, 2011 at 11:59 pm ET.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 7111 1244, access code: 4645113#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization and revenue generation solutions for fixed and mobile service providers.  Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2011	2010
	(Unaudited)

Revenues	$17,183	$12,471
Cost of revenues	4,852	3,355

Gross profit	12,331	9,116

Operating expenses:
Research and development costs, net	2,971	2,588
Sales and marketing	6,314	5,251
General and administrative	1,427	1,332
Total operating expenses	10,712	9,171
Operating profit (loss)	1,619	(55)
Financial and other income (expenses), net	92	(422)
Profit (loss) before income tax expenses	1,711	(477)

Tax expenses (income)	85	(31)
Net profit (loss)	$1,626	$(446)

Basic net profit (loss) per share	$0.07	$(0.02)

Diluted net profit (loss) per share	$0.06	$(0.02)

Weighted average number of shares
used in computing basic net
earnings per share	23,980,623	22,434,843

Weighted average number of shares
used in computing diluted net
earnings per share	25,898,321	22,434,843

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2011	2010
	(Unaudited)

GAAP net profit (loss) as reported	$1,626	$(446)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	23	29
Research and development costs, net	92	93
Sales and marketing	221	230
General and administrative	181	233
Core technology amortization- cost of revenues	30	30
Total adjustments to operating profit (loss)	547	615

Financial and other expenses, net	-	8

Total adjustments	547	623

Non-GAAP net profit	$2,173	$177

Non- GAAP basic net profit per share	$0.09	$0.01

Non- GAAP diluted net profit per share	$0.08	$0.01

Weighted average number of shares
used in computing basic net
earnings per share	23,980,623	22,434,843

Weighted average number of shares
used in computing diluted net
earnings per share	26,035,245	22,968,415

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS on a NON-GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2011	2010
	(Unaudited)

Revenues	$17,183	$12,471
Cost of revenues	4,799	3,296

Gross profit	12,384	9,175

Operating expenses:
Research and development costs, net	2,879	2,495
Sales and marketing	6,093	5,021
General and administrative	1,246	1,099
Total operating expenses	10,218	8,615
Operating profit	2,166	560
Financial and other income (expenses), net	92	(414)
Profit before income tax expenses	2,258	146

Tax expenses (income)	85	(31)
Net profit	$2,173	$177

Basic net profit per share	$0.09	$0.01

Diluted net profit per share	$0.08	$0.01

Weighted average number of shares
used in computing basic net
earnings per share	23,980,623	22,434,843

Weighted average number of shares
used in computing diluted net
earnings per share	26,035,245	22,968,415

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,857	$42,858
Marketable securities and restricted cash	17,096	16,591
Trade receivables, net	13,506	10,739
Other receivables and prepaid expenses	5,691	4,958
Inventories	11,644	10,830
Total current assets	91,794	85,976

LONG-TERM ASSETS:
Severance pay fund	178	162
Other assets	343	340
Total long-term assets	521	502

PROPERTY AND EQUIPMENT, NET	5,218	5,193
GOODWILL AND INTANGIBLE ASSETS, NET	3,486	3,516

Total assets	$101,019	$95,187

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,169	$5,140
Deferred revenues	11,765	10,828
Other payables and accrued expenses	10,872	10,167
Total current liabilities	27,806	26,135

LONG-TERM LIABILITIES:
Deferred revenues	4,396	3,873
Accrued severance pay	210	191
Total long-term liabilities	4,606	4,064

SHAREHOLDERS' EQUITY	68,607	64,988

Total liabilities and shareholders' equity	$101,019	$95,187

TABLE  - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

Three Months Ended
March 31,
2011
(Unaudited)

Cash flows from operating activities:

Net profit	$1,626
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation	661
Stock-based compensation related to options granted to employees and non-employees	517
Amortization of intangible assets	30
Capital gain	(4)
Increase in accrued severance pay, net	3
Increase in other assets	(3)
Decrease in accrued interest and amortization of premium on marketable securities	(1)
Increase in trade receivables	(2,768)
Increase in other receivables and prepaid expenses	(94)
Increase in inventories	(814)
Increase in trade payables	27
Decrease in employees and payroll accruals	(592)
Increase in deferred revenues	1,459
Increase in other payables and accrued expenses	918
Net cash provided by operating activities	965

Cash flows from investing activities:

Increase in restricted deposit	(486)
Purchase of property and equipment	(710)
Proceeds from sale of property and equipment	30
Investment in marketable securities	(853)
Proceeds from redemption or sale of marketable securities	800
Net cash used in investing activities	(1,219)

Cash flows from financing activities:

Proceeds from exercise of options	1,253
Net cash provided by financing activities	1,253

Increase in cash and cash equivalents	999
Cash and cash equivalents at the beginning of the year	42,858
Cash and cash equivalents at the end of the year	$43,857